EXHIBIT 99.1

Brookfield Closes $3 Billion U.S. Commercial Real Estate Finance Fund

BROOKFIELD, NEWS, Nov. 14, 2017 (GLOBE NEWSWIRE) -- Brookfield Asset Management Inc. (“Brookfield”) (NYSE:BAM) (TSX:BAM.A) (EURONEXT:BAMA) announced today that it held the final close on Brookfield Real Estate Finance Fund V (“BREF V” or the “Fund”) with aggregate equity commitments of approximately $3.0 billion. BREF V is Brookfield’s fifth commercial real estate finance fund targeting mezzanine debt investments through the origination of financing for high-quality properties predominately in major markets across the U.S.

Investors in the Fund are a diverse group of 64 institutional investors, including public and private pension plans, sovereign wealth funds, financial institutions, endowments, foundations, and family offices. Brookfield committed $400 million to the Fund, aligning its interests with those of the other Fund investors.

Andrea Balkan, Managing Partner at Brookfield Real Estate Financial Partners, said, “We are grateful for the strong support we have received from our investors. This fundraise demonstrates that demand for real estate finance investing continues to grow. We are excited about the opportunities we are seeing for making attractive, risk-adjusted investments.”

To date, the Fund has made nine investments, representing aggregate mezzanine lending commitments of approximately $422 million.

Brookfield Asset Management
Brookfield Asset Management Inc. is a leading global alternative asset manager with over $265 billion in assets under management. The company has more than a 100-year history of owning and operating assets with a focus on real estate, renewable power, infrastructure and private equity. Brookfield offers a range of public and private investment products and services, and is co-listed on the New York, Toronto and Euronext stock exchanges under the symbol BAM, BAM.A and BAMA, respectively. For more information, please visit our website at www.brookfield.com.

For more information, please contact:

Communications
Suzanne Fleming
Tel: (212) 417-2421
email: Suzanne.fleming@brookfield.com